UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 14 August 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Trading statement for the year ended 30 June 2017

Johannesburg, Monday, 14 August 2017. In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Shareholders of Harmony are advised that a reasonable degree of certainty exists that earnings for the year ended 30 June 2017 will be lower than for the year ended 30 June 2016 (“the previous comparable period”), primarily due to:

●
an impairment of approximately R1.7 billion (US$131 million) recorded following the annual life-of-mine planning process (added back to headline earnings), and
●
a provision raised for a possible silicosis class action settlement of R917 million (US$70 million) pre–tax (post-tax: R762 million (US$58 million)) (not added back to headline earnings);

which will reduce the net profit of the company, but will not have an impact on reported cash balances and free cash flow.

Harmony’s year-on-year financial performance and cash flow was strengthened by gains recognised on the gold and currency hedges (included in headline earnings).

Headline earnings per share (“HEPS”) are expected to increase to between 276 and 320 South African cents per share, which is between 25% and 45% higher than the headline earnings of 221 South African cents per share reported for the previous comparable period. In US dollar terms, HEPS are expected to be between 20 and 23 US cents per share, which is between 35% and 55% higher than the headline earnings of 15 US cents per share reported for the previous comparable period.

Earnings per share (“EPS”) are expected to decrease to between 65 and 109 South African cents per share, which is between 70% and 50% lower than the 218 South African cents per share reported for the previous comparable period, due to the impairment and the provision for silicosis. In US dollar terms, EPS are expected to be between 5 and 8 US cents per share, which is between 70% and 50% lower than the earnings of 15 US cents per share reported for the previous comparable period.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

Harmony will publish its financial results for the year ended 30 June 2017 on Thursday,
17 August 2017.

Further details on the impairment and silicosis provision are as follow:

Impairment

The life-of-mine plans form the basis for assessing whether any impairment against the carrying value of an asset is required. These values are informed by a number of factors, including estimates of future gold prices and exchange rates and operating and capital cost estimates.

Impairments have been recorded on:
●
Target 1, following the reduction in the life of mine from ten years to seven years;
●
a lower recoverable amount for Kusasalethu following a reduction in declared resources as a result of the decision to not develop another decline during FY17, and
●
additional capital expenditure on improving environmental conditions at Tshepong(which now includes Phakisa) .

Silicosis class action provision

Harmony expects to record a provision of R917million (US$70 million) at 30 June 2017, representing the company’s share of the estimated cost of a possible settlement of the silicosis class action litigation and related costs. The ultimate outcome of the silicosis class action litigation remains uncertain, with a possible failure to reach settlement with the claimants or to obtain the requisite court approval for a potential settlement. The provision to be recorded in the financial statements is consequently subject to adjustment or reversal in the future, depending on the progress of the working group discussions and stakeholder consultations, and the ongoing legal proceedings.

In November 2014, a gold mining industry working group was formed to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. The working group comprises Harmony, African Rainbow Minerals Limited, Anglo American South Africa Limited, AngloGold Ashanti Limited, Gold Fields Limited and Sibanye Gold Limited (collectively “the working group”).

The working group engaged all stakeholders including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These engagements have sought a comprehensive solution to address legacy compensation issues and future legal frameworks that is fair to past and current employees and enables companies to continue to be sustainable over the long term.

As a consequence of the progress of negotiations between the working group and affected stakeholders, an estimate of the cost to the companies of a potential settlement of the class action claims and related costs can be determined. The companies in the working group continue to defend the legal proceedings filed against them. Harmony and the other respondents are appealing the ruling which has been set down for hearing from 19 to 23 March 2018. The negotiations with the claimants’ lawyers are confidential and the working group companies are accordingly not able to provide any details of the negotiations.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 082 888 1242 (mobile)

14 August 2017

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 14, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director